Exhibit 99.1

Company Contact: Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS ANNOUNCES EXPIRATION OF RIGHTS OFFERING

Montreal, Quebec. August 14, 2012 Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (NYSE MKT:BMJ), announced today that the subscription period of its previously announced rights offering of up to an aggregate of 4,428,697 shares of Class A voting shares, at the subscription price of $1.129 per share, expired at 5:00 p.m., Eastern standard time, on August 13, 2012. Preliminary results indicate that rights to purchase approximately 3.4 million shares of Class A voting shares were exercised for an aggregate purchase price of approximately $3.9 million. Montrovest BV (“Montrovest”), the Company’s majority shareholder, purchased $3.5 million Class A voting shares in the rights offering. The purpose of the rights offering is to repay interest bearing debt under the Amended and Restated Cash Advance Agreements, dated June 8, 2011, between the Company and Montrovest.

About Birks & Mayors

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of August 14, 2012, the Company operated 30 stores (Birks Brand) across most major metropolitan markets in Canada, 2 retail locations in Calgary and Vancouver under the Brinkhaus brand, 24 stores (Mayors Brand) across Florida and Georgia and 1 store under the Rolex brand name. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Safe Harbor Statement

Statements which are not historical in nature are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, including statements regarding the expected completion of the rights offering. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on our costs and expenses; and (iii) our ability to maintain and obtain sufficient sources of liquidity to fund our operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement our business strategy, maintain relationships with our primary vendors, to mitigate fluctuations in the availability and prices of our merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2012 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.